Canbras Communications Corp.

Interim Report to Shareholders
Second Quarter 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim management's discussion and analysis of financial condition and results of operations (interim "MD&A") for Canbras Communications Corp. (the "Corporation" or "Canbras") for the second quarter ended June 30, 2004 should be read in conjunction with the Corporation's unaudited interim consolidated financial statements for such period including related notes thereto. Information contained in this interim MD&A includes all material developments up to July 29, 2004 the date on which the interim unaudited consolidated financial statements were approved by the Board of Directors.

This interim MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the results of operations and financial condition of the Corporation.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this interim MD&A constitute forward-looking statements. These forward-looking statements reflect the current views and/or expectations of Canbras with respect to its performance, business and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like 'believe', 'anticipate', 'expect', 'will likely result', or words or phrases of similar meaning. Such statements are subject to a number of important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Whether actual results and developments conform with the Corporation's expectations and predictions are subject to a number of known and unknown risks and uncertainties, including the risk factors described below under "Risk Factors" and the factors set forth in other filings with the Canadian securities commissions. These factors, among others, could cause actual results to differ materially from those expressed in any forward-looking statements.

Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SALE OF ALL OF THE CORPORATION'S OPERATIONS

Following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation completed the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon") on December 24, 2003.

Pursuant to the agreement entered into in October 2003 with Horizon (the "Horizon Sale Agreement"), Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participacões Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding area, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda. (the "Horizon Sale"). On December 24, 2003, as a result of Horizon's

acquisition of CPAR, Horizon assumed the obligation to cause CPAR, following receipt of all requisite regulatory approvals, to conclude the transactions under the agreements entered into in October 2003 by CPAR with Alusa with respect to the Corporation's cable television subsidiaries operating in Paraná State.

Canbras received gross proceeds from the Horizon Sale of $32.6 million comprised of $22.168 million in cash and a one-year promissory note in the original principal amount of $10.432 million bearing interest at 10% (the "Note"). At June 30, 2004, the Note and accrued interest were recorded at their fair value of $10.971 million. The Note was issued by CPAR and guaranteed by Horizon. The Horizon Sale Agreement contains certain customary representations and warranties made by the Corporation to Horizon relating to CPAR and its subsidiaries and the business conducted by them. The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties prove, within the 12-month period ending December 24, 2004, to have been materially false or incorrect as of December 24, 2003. Under the Horizon Sale Agreement, any indemnification obligations of the Corporation are to be satisfied by a reduction in the amounts due to the Corporation under the Note.

DISTRIBUTION OF SALE PROCEEDS TO SHAREHOLDERS

Having received all the necessary tax clearance certificates, the Corporation declared an initial distribution in the amount of $0.21 per common share (or $11.6 million in the aggregate), to common shareholders of record as of August 11, 2004 (the "Record Date"), which will be payable as of August 23, 2004 (the "Payable Date"). This distribution represents the initial distribution to shareholders of the proceeds received by Canbras upon the sale of all of its operations which was concluded on December 24, 2003.

Subject to the risk factors described below, Canbras has received tax clearance certificates from the federal and certain provincial taxation authorities in Canada in connection with the initial distribution, and has provided notice of the initial distribution, the Record Date and the Payable Date to the TSX Venture Exchange, which has assigned August 9, 2004 as the ex-distribution date for trading in the common shares of Canbras in connection with the initial distribution.

Canbras estimates that the final distribution, which will be made in one or more instalments, will aggregate approximately $0.30 per share or $16.5 million, bringing the total amount of distributions (including the initial distribution) of proceeds from the sale of all of operations to $0.51 per share or $28.1 million.

OVERVIEW

Following the receipt, at the special shareholders' meeting held on December 17, 2003, of the requisite approvals in respect of the Horizon Sale and the wind-up and dissolution of the Corporation, Canbras ceased all business activities other than those related to the completion of the Horizon Sale and the winding up process. The winding up process, which Canbras estimates will be completed by year-end 2005, consists of the satisfaction of all remaining liabilities and obligations of the Corporation, the remaining distribution of the sale proceeds to shareholders, compliance with reporting obligations under applicable laws and regulations until the dissolution of the Corporation is completed, and such other activities as are ancillary to the winding up and final liquidation of the Corporation. On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued by the Director under the Canada Business Corporations Act a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

Accordingly, in order to provide relevant information, this interim MD&A focuses principally on an analysis of Canbras' balance sheet presented in the form of a statement of net assets at June 30, 2004.

STATEMENT OF NET ASSETS

The following table summarizes the interim unaudited consolidated balance sheet of the Corporation as at June 30, 2004 in the form of a statement of net assets. The differences between the interim unaudited consolidated balance sheet and the statement of net assets is the inclusion of the initial distribution to shareholdersof $11.6 million and estimated future net costs to wind-up and liquidate the Corporation of $1.2 million until December 31, 2005 (before final distribution to shareholders).

STATEMENT OF NET ASSETS

As at June 30, 2004
(in thousands of Canadian dollars)

Assets		
Cash and cash equivalents	$	19,047
Note and interest receivable		10,971
Prepaid expense and other		171
Total assets		30,189
Liabilities		
Accounts payable and accrued liabilities		854
Total liabilities		854
Net assets as at June 30, 2004	$	29,335
Initial distribution to shareholders		(11,600)
Estimated future net costs for wind-up to December 31, 2005 [(1)]		(1,235)
Estimated remaining future net assets as at December 31, 2005 [(2)]	$	16,500

(1) Includes interest income of $ 0.5 million on the $10.4 million Note.
(2) Before final distribution to shareholders.

Estimated remaining future net assets as at December 31, 2005 to be distributed to shareholders assume no unforeseen claims are asserted against the Corporation. Accounts payable and accrued liabilities of $0.9 million at June 30, 2004 represent the provision for estimated remaining costs of completing the Horizon Sale. Cash held by the Corporation pending shareholder distributions is being invested in high grade money market instruments.

RISK FACTORS

The following is a discussion of possible future events and circumstances that may affect the Corporation and the amounts available for distribution to shareholders. The Corporation cannot give any assurance that these matters will not have an adverse effect on its financial condition, or that any such adverse effect will not be material.

Collectibility of Amounts Due under the Note
The Note was issued by CPAR, CPAR's obligations under the Note are guaranteed by Horizon under an "aval" (a Brazilian legal principle), and all of CPAR's equity has been pledged under a Quota Pledge Agreement made by Horizon in favour of the Corporation as security for the obligations of CPAR and Horizon in connection with the Note and the "aval".

CPAR is a holding company, and does not generate any revenues of its own. As a result, CPAR's likely source of funds to pay the amounts due under the Note is cash generated from the operations of its subsidiaries in Brazil (see "Doing Business in Brazil" below). Further, cash generated by CPAR's largest subsidiary, Canbras TVA Cabo Ltda. ("CTVA"), is subject to significant restrictions on distributions to CTVA's equity holders pursuant to the terms of CTVA's credit facility with certain financial institutions. Although Horizon has guaranteed CPAR's obligations under the Note, Horizon's revenues are generated from its operations in Brazil (see "Doing Business in Brazil" below). In addition, enforcement of Horizon's guarantee or the Quota Pledge Agreement in Brazil could be a complex and lengthy process and, therefore, subject to certain uncertainties.

There can be no assurance that CPAR or Horizon will have the necessary resources to meet their obligations in respect of the Note. The Corporation believes that all amounts due to it under the Note will be paid when due, and as a result, no provision for the uncollectability of the Note has been included in the financial statements. However, notwithstanding the foregoing, the Corporation can give no assurances that the amounts due under the Note will be paid when due, or at all. If the amounts due under the Note are not paid in full, then the amounts available for distribution to shareholders will be reduced.

Possibility of Reduction in Amounts Due under the Note

The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties provided to Horizon in the Horizon Sale Agreement prove, within the 12-month period ending December 24, 2004, to have been materially false or incorrect as of December 24, 2003. Under the Horizon Sale Agreement, all indemnification obligations of the Corporation are to be satisfied by a reduction in the amounts due to the Corporation under the Note, up to the maximum amount equal to the principal and interest due under the Note. Therefore, if any unforeseen indemnification claims are successfully asserted by Horizon against the Corporation, then the amounts available for distribution to shareholders will be reduced.

Possibility of Unforeseen Claims Asserted against the Corporation or its Directors and Officers

While the Corporation and its directors and officers are not currently involved in any legal proceedings against them, the Corporation has received requests for indemnification in respect of legal fees and related expenses expected to be incurred by certain individuals who formerly served as directors or managers of certain of the Corporation's former subsidiaries operating in Brazil. There can be no assurance that in connection with the winding up and liquidation of the Corporation or otherwise, that other claims will not be asserted or that legal proceedings will not be commenced against the Corporation or any of its current or former directors or officers. Any such claims or proceedings could delay distributions to shareholders and/or could reduce the amounts available for distribution to shareholders.

Timing of and Costs Associated with the Final Winding Up and Liquidation of the Corporation

The timing of the completion of the final winding up and liquidation of the Corporation is dependent upon the resolution of indemnification claims, if any, which may be asserted against the Corporation by Horizon, as well as the resolution of other known or unknown claims which may be asserted against the Corporation and/or its directors or officers (or former directors or officers) and which the Corporation may contest. The Corporation's management currently estimates that the winding up and liquidation of the Corporation can be concluded by December 31, 2005, but the Corporation can give no assurances as to the actual length of time that may be necessary to conclude the final winding up and liquidation of the Corporation.

The costs associated with the final winding up and liquidation of the Corporation, as set forth in the Statement of Net Assets in this interim MD&A, represent the current estimates of management of the Corporation and are based upon management's current estimated winding up and liquidation date of not later than December 31, 2005. *There can be no assurance that actual costs of winding up and liquidating* the Corporation will not materially exceed such estimated amounts. To the extent that the Corporation is delayed in the timing of final distributions to shareholders, it will continue to incur operating costs and interest income beyond December 31, 2005.

Timing of Distributions to Shareholders
The timing of the final distribution (in one or more instalments) is anticipated to be made by year-end 2005 after the receipt of the amounts due under the Note and the receipt by the Corporation of up-dated tax clearance certificates. As there is no certainty that all amounts due under the Note will be paid in full by December 24, 2004 or at all, and further, there is no certainty of the date of receipt of any such amounts or of up-dated tax clearance certificates, there can be no assurance that a final distribution will be made by year-end 2005.

In addition, the Horizon Sale Agreement contains certain procedures and time frames within which claims for indemnification may be asserted by Horizon against the Corporation (as referred to above under "Possibility of Reduction in Amounts Due under the Note") and for resolution of any disputes regarding such claims. As a result, there is the possibility that the final resolution of such indemnification claims (if any are timely asserted) could extend beyond the December 24, 2004 due date of the Note, or even beyond December 31, 2005.

Amount of Distributions to Shareholders
In addition to the factors which could reduce the amounts available for distribution to shareholders described above, the amounts available for distribution to shareholders could also be reduced as a result of reductions in interest income due to decreased interest rates and/or decreased amounts held in short-term investments due to partial distributions to shareholders.

Cash and Cash Equivalents and Temporary Investments
At June 30, 2004, the Corporation had approximately $19.0 million of cash and cash equivalents. Some of the funds will be used to make the initial distribution to shareholders on August 23, 2004. In addition, some of the funds will be used to pay expected future costs of operations pending the final winding up and liquidation of the Corporation prior to making final distributions to shareholders, as well as the winding up costs of the Corporation. In the interim, it is the Corporation's intention to invest such funds in investment grade treasury bills, bankers' acceptances and commercial paper with various maturities, not extending beyond December 31, 2005. There can be no assurance that one or more issuers of such money-market instruments will not default on such obligations.

Monetization of Tax Losses
As at December 31, 2003, the Corporation reported Canadian non-capital losses of approximately $31.1 million and capital losses of approximately $112.8 million, the benefit of which has not been recognized in the consolidated financial statements. Subsequently, the Corporation's 2003 tax return was filed and the amount of capital losses increased to approximately $140.6 million. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

Because of its lack of significant sources of taxable income, the Corporation does not believe it can utilize its losses except in a transaction with another party. Under Canadian taxation law, non-capital losses may be used, in certain circumstances, through a loss utilization transaction with a related party (such as BCI or BCI's majority shareholder, BCE Inc.) or with an unrelated party. Furthermore, Canbras' capital losses can only be realized by means of a transaction with a related party and Canbras does not believe it can realize any benefit from its capital losses.

While Canbras intends to explore all avenues to monetize its non-capital losses in order to create additional value for Canbras' shareholders, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the likelihood, the amount or the timing of any benefit that might be realized.

Doing Business in Brazil
All of CPAR's and Horizon's revenues are derived from their respective operations in Brazil and therefore their financial situation and ability to satisfy their obligations in respect of the Note is subject to the economic, political and other conditions prevailing in Brazil. The Corporation cannot predict future conditions in Brazil, and adverse conditions could lead to a material adverse effect on CPAR's and

Horizon's respective business and financial condition, and the collectibility of amounts due to the Corporation under the Note.

In addition, Brazilian law permits the government to impose temporary foreign exchange controls if the foreign currency reserves of the Banco Central do Brasil (Brazil's Central Bank) fall below a specified level, which may result in restrictions on the ability of CPAR and/or Horizon to pay their Canadian dollar obligations under the Note.

Results of Operations for the second quarter of 2004

Net (loss) income for the three and six months ended June 30, 2004 was $(80,000) and $22,000 respectively. Interest income, mostly accrued on the Horizon Note, was $351,000 and $717,000 for the three and six months ended June 30, 2004 respectively and corporate overhead costs and foreign exchange losses were $431,000 and $695,000 for the three and six months ended June 30, 2004 respectively.

Stated Capital

An unlimited number of Common Shares are authorized. All authorized classes of shares are without nominal or par value.

	Number of Common Shares Outstanding	Stated Capital (in thousands)
Balance, December 31, 2003	55,098,071	$ 277,683
Balance, June 30, 2004	55,098,071	$ 277,683

At June 30, 2004, 540,600 stock options were outstanding all of which were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $2.25 to $11.75 per share over the remaining term of the options of between 0.4 to 4.3 years.

CANBRAS COMMUNICATIONS CORP.

Consolidated Interim Balance Sheets (Unaudited)

(in thousands of Canadian dollars, except per share amounts)

	Unaudited As at June 30, 2004	As at December 31, 2003
Assets		
Current assets		
Cash and cash equivalents	**$ 19,047**	$ 21,321
Note and accrued interest receivable (Note 3)	**10,971**	10,452
Prepaid expenses and other	**171**	448
	$ 30,189	$ 32,221
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (Note 3)	**$ 854**	$ 2,910
Shareholders' equity		
Capital stock	**$ 277,683**	$ 277,683
Contributed surplus (Note 2)	**59**	-
Deficit	**(248,407)**	(248,372)
	29,335	29,311
	$ 30,189	$ 32,221

CANBRAS COMMUNICATIONS CORP.
Consolidated Interim Statements of Operations (Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,	
	2004	**2003**	**2004**	**2003**
Revenues				
Cable television	$ -	$ 13,119	-	24,848
Internet access	-	949	-	1,778
Data transmission and other	-	1,391	-	2,385
Total revenue	-	15,459	-	29,011
Cost of services	-	3,203	-	7,438
Gross margin	-	12,256	-	21,573
Operating, selling, general and administrative expenses	**430**	7,259	**665**	13,594
(Loss) earnings before interest, taxes, depreciation and amortization	**(430)**	4,997	**(665)**	7,979
Depreciation and amortization expense	-	4,399	-	7,667
Operating (loss) income	**(430)**	598	**(665)**	312
Interest expense	-	(1,049)	-	(1,790)
Interest income	**351**	212	**717**	370
Foreign exchange (loss) gain and other	**(1)**	3,551	**(30)**	4,657
(Loss) earnings before non-controlling interest	**(80)**	3,312	**22**	3,549
Non-controlling interest	-	(146)	-	(2)
Net (loss) earnings	**(80)**	3,166	**22**	3,547
(Loss) earnings per share – basic and diluted	**$ -**	$ 0.06	**$ -**	$ 0.06
Weighted average number of shares outstanding	**55,098,071**	55,098,071	**55,098,071**	55,098,071

CANBRAS COMMUNICATIONS CORP.
Consolidated Interim Statements of Deficit (Unaudited)
(in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,	
	2004	**2003**	**2004**	**2003**
Deficit, beginning of period, as previously reported	**$ (248,327)**	$ (158,825)	**$ (248,372)**	$ (159,206)
Cumulative effect on prior years of change in accounting policy for stock-based compensation (Note 2)	-	-	**(57)**	-
Deficit, beginning of period, as restated	**(248,327)**	(158,825)	**(248,429)**	(159,206)
Net (loss) earnings for the period	**(80)**	3,166	**22**	3,547
Deficit, end of period	**$ (248,407)**	$ (155,659)	**$ (248,407)**	$ (155,659)

CANBRAS COMMUNICATIONS CORP.
Consolidated Interim Statements of Cash Flows (Unaudited)
(in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30	
	2004	**2003**	**2004**	**2003**
Cash (used for) provided by operating activities				
Net (loss) earnings	**$ (80)**	$ 3,166	**$ 22**	$ 3,547
Items not affecting cash				
Depreciation and amortization expense	**-**	4,399	**-**	7,667
Non-controlling interest	**-**	146	**-**	2
Foreign exchange (loss) gain and other	**(7)**	(3,734)	**18**	(4,702)
	(87)	3,977	**40**	6,514
Changes in non-cash working capital items	**(46)**	(1,499)	**(2,298)**	411
	(133)	2,478	**(2,258)**	6,925
Cash used for financing activities				
Decrease in long-term debt	**-**	(2,345)	**-**	(2,345)
	-	(2,345)	**-**	(2,345)
Cash used for investing activities				
Additions to fixed assets	**-**	(1,447)	**-**	(2,949)
Additions to deferred costs	**-**	(48)	**-**	(110)
Proceeds from sale of materials held for future capital expenditures	**-**	-	**-**	566
	-	(1,495)	**-**	(2,493)
Effect of exchange rate changes on cash and cash equivalents	**8**	468	**(16)**	302
Cash and cash equivalents, (used for) provided by continuing operations	**(125)**	(894)	**(2,274)**	2,389
Cash used for discontinued operations	**-**	(225)	**-**	(676)
Cash and cash equivalents, beginning of period	**19,172**	12,459	**21,321**	9,627
Cash and cash equivalents, end of period	**$ 19,047**	$ 11,340	**$ 19,047**	$11,340

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1. Description of the business and basis of presentation

Canbras Communications Corp. (the "Corporation" or "Canbras"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the Canada Business Corporations Act effective June 22, 1998. The indirect majority shareholder of Canbras is Bell Canada International Inc. ("BCI"). Prior to October 8, 2003, Canbras, through its subsidiaries (collectively the "Canbras Group") was engaged in the acquisition, development and operation of broadband communications services in Brazil including cable television ("CATV"), Internet access and data services.

On October 8, 2003, the Corporation announced that, pursuant to the sale process commenced by it in 2002, it had entered into definitive agreements for the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon"). Subsequently, on December 24, 2003, the Corporation announced that following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation had completed the sale of all of its operations to Horizon (the "Horizon Sale"). In addition, the Corporation also obtained the requisite shareholder approval to wind-up and dissolve the Corporation following the final distribution to shareholders of the net proceeds received by the Corporation from the Horizon Sale (see note 3). On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued, by the Director under the Canada Business Corporations Act, a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 as set out in the 2003 Annual Report of the Corporation, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2003 Annual Report of the Corporation.

2. Significant accounting policies

In the opinion of the Corporation, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual audited financial statements, except as noted below under Stock-based compensation, and contain all adjustments necessary for a fair presentation of the financial position as at June 30, 2004 and the results of operations and cash flows for the three and six months ended June 30, 2004 and 2003, respectively.

Use of Estimates

The preparation of financial statements in accordance with Canadian GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies (cont'd)

Stock-based compensation

Effective January 1, 2004, the Corporation adopted the amended Section 3870, Stock-Based Compensation and other Stock-Based Payments, of the CICA. The amended standards require the Corporation to use the fair value-based method, on a retroactive basis for all stock-based awards granted as of January 1, 2002 and the recognition of an expense in the financial statements. The Corporation used the Black-Scholes option pricing model to determine the compensation expense.

As a result of applying this change in accounting policy, the Corporation adjusted the opening deficit as of January 1, 2004, without the restatement of prior period financial statements. The impact on the interim consolidated financial statements was to increase the January 1, 2004 deficit by $57,000 and increase contributed surplus by $57,000. The Corporation also recorded a $1,000 and a $2,000 stock-based compensation expense for the three and six months ended June 30, 2004 respectively. If the Corporation had accounted for stock options using the fair value method in 2003, the associated compensation cost for the three and six months ended June 30, 2003 would have been $2,580 and $5,160 respectively.

The assumptions used in applying the Black-Scholes model are as follows:

Divident yield	0%
Expected volatility	139%
Risk-free interest rate	4.7% to 5.3%
Expected life (years)	2 to 6.5 years

3. Note Receivable

Pursuant to the Horizon Sale Transaction, Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participacoes Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding areas, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda. Canbras received gross proceeds of $32,600,000, comprised of $22,168,000 in cash and a one year promissory note in the original principal amount of $10,432,000, bearing interest at 10% (the "Note") due December 24, 2004. The Note was issued by CPAR and guaranteed by Horizon, and the amount of the Note is subject to reduction in respect of indemnification obligations of the Corporation under the sale agreement entered into with Horizon (the "Horizon Sale Agreement").

The Horizon Sale Agreement contains certain customary representations and warranties made by the Corporation to Horizon relating to CPAR and its subsidiaries and the business conducted by them. The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties prove, within the 12-month period ending December 24, 2004, to have been materially false or incorrect as of December 24, 2003 (the closing date of the Horizon Sale). Under the Horizon Sale Agreement, any indemnification obligations of the Corporation are to be satisfied by a reduction in the amounts due to the Corporation under the Note.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

4. Stated Capital

a) Common shares, as at June 30, 2004 are as follows:

(1) Authorized: An unlimited number of common shares
(2) Issued and outstanding:

	Number	Stated Capital
Balance as at December 31, 2003	55,098,071	$277,683
Balance as at June 30, 2004	55,098,071	$277,683

b) Stock Options

At June 30, 2004, 540,600 stock options were outstanding all of which were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $2.25 to $11.75 per share over a remaining contract life between 0.4 to 4.3 years. As a result of the consummation of the Horizon Sale in December 2003, the Corporation's Board of Directors determined that no stock options would be issued by the Corporation at and after January 1, 2004.

5. Guarantee

The Corporation has provided indemnification to its officers and directors, and former officers and directors, against costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or other proceeding to which such individual may be made a party by reason of his association with the Corporation. The Corporation is obligated to indemnify such individuals to the extent that they acted honestly and in good faith with a view to the Corporation's best interest and had reasonable grounds for believing his conduct was lawful, all as permitted by the *Canada Business Corporations Act*. In addition, the Corporation has provided indemnification, on substantially the same terms and conditions, to certain persons who had served at the Corporation's request as directors or managers of certain of its former subsidiaries operating in Brazil. These indemnification obligations are not subject to any dollar limit.

In May 2004, the Corporation received requests for indemnification in respect of legal fees and related expenses to be incurred by two individuals who formerly served as directors or managers of certain of the Corporation's former Brazilian subsidiaries in connection with certain legal proceedings brought in Brazil against the previous owners of such subsidiaries. To date, none of these former Brazilian subsidiaries nor the two individuals have been directly named in the Brazilian legal proceedings, however, there can be no assurance that they will not ultimately be made parties to such Brazilian legal proceedings. As a result, the Corporation has agreed to pay legal fees and related expenses in connection with the monitoring of the Brazilian legal proceedings on behalf of such individuals. The Corporation is expensing these costs are incurred.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

6. Subsequent Event

On July 29, 2004, the Corporation declared an initial distribution in the amount of $0.21 per common share (or $11.6 million in the aggregate), to common shareholders of record as of August 11, 2004 (the "Record Date"), which will be payable as of August 23, 2004 (the "Payable Date"). This distribution represents the initial distribution to shareholders of the proceeds received by Canbras upon the sale of all of its operations which was concluded on December 24, 2003.

The distribution will be recorded as a reduction in shareholders' equity in the third quarter 2004 consolidated financial statements.